UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2021
Commission File Number: 001-39522

COMPASS PATHWAYS PLC
(Translation of registrant’s name into English)

3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report of Foreign Private Issuer on Form 6-K, or Report, is being provided by COMPASS Pathways plc, or the Company, to the U.S. Securities and Exchange Commission, or the SEC, for the sole purposes of: (i) filed as Exhibit 10.1 hereto, the Settlement Agreement between the Chief Financial Officer and the Company, dated July 29, 2021 (ii) filed as Exhibit 10.2 hereto, the Settlement Agreement between the General Counsel and Chief Legal Officer and the Company, dated September 29, 2021, (iii) filed as Exhibit 10.3 hereto, the part-time Agreement between the President, Chief Business Officer and Co-founder and the Company (iv) filed, as Exhibit 99.1 hereto, the unaudited interim condensed consolidated financial statements as of, and for the three months and nine months ended, September 30, 2021, or the Financial Statements, (v) filed, as Exhibit 99.2 hereto, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s financial condition and results of operations as of, and for the three months and nine months ended, September 30, 2021, (vi) furnishing, as Exhibit 99.3 hereto, a press release issued by the Company on November 09, 2021 announcing its third quarter 2021 financial results, and (vii) furnishing, as Exhibit 101 hereto, materials which are formatted in XBRL (eXtensible Business Reporting Language).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “assume,” “intend,” “potential,” “continue” or other similar words or the negative of these terms. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcomes of the events described in these forward-looking statements are subject to risks, uncertainties and other factors referenced under “Risk Factors” described in our periodic filings on Form 20-F with the SEC, as supplemented by our subsequent filings with the SEC. Accordingly, you should not place undue reliance upon these forward- looking statements. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, the timing of events and circumstances and actual results could differ materially from those projected in the forward looking statements. Forward-looking statements contained in this Form 6-K include, but are not limited to, statements about:

•the timing, progress and results of clinical trials and preclinical studies for COMP360 and any other product candidates we develop in the future, including statements regarding the timing of initiation and completion of trials or studies and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
•the ongoing impact of the pandemic caused by the novel coronavirus, or COVID-19, on our business;
•our reliance on the success of our investigational COMP360 psilocybin therapy;
•the timing, scope or likelihood of regulatory submissions, filings, and approvals;
•our ability to identify third-party clinical sites to conduct our trials and our ability to identify and train appropriately qualified therapists to administer COMP360 psilocybin therapy;
•our ability to develop and advance product candidates into, and successfully complete, clinical trials;
•our expectations regarding the size of the patient populations for COMP360 and any other product candidates that we develop, in each case if approved for commercial use;

•the implementation of our business model and our strategic plans for our business, our investigational COMP360 psilocybin therapy, and any other product candidates that we develop in the future;
•our ability to identify new indications for COMP360 beyond our current primary focus on treatment resistant depression;
•our ability to identify, develop or acquire digital technologies to enhance our administration of our investigational COMP360 psilocybin therapy;
•our ability to leverage our technology and drug development candidates to advance new psychedelic compounds in other areas of unmet mental health need;
•our ability to successfully establish and maintain Centers of Excellence;
•our commercialization, marketing and manufacturing capabilities and strategy;
•the pricing and reimbursement of COMP360 and any other product candidates that we develop in the future, if approved;
•the scalability and commercial viability of our manufacturing methods and processes, including our plans to develop our in-house manufacturing operations;
•the rate and degree of market acceptance and clinical utility of our COMP360 psilocybin therapy, in particular, and psilocybin-based therapies, in general;
•our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;
•our expectations regarding potential benefits of our investigational COMP360 psilocybin therapy and our therapeutic approach generally;
•our expectations around regulatory development paths and with respect to Controlled Substances Act designation;
•our competitive position;
•the scope of protection we and/or any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering COMP360 and any other product candidates that we develop in the future;
•our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, under the laws and regulations of England and Wales, and other jurisdictions;
•developments and projections relating to our competitors and our industry;
•our estimates regarding expenses, future revenue, capital requirements, the sufficiency of our cash resources, our expected cash runway and our needs for additional financing;
•the impact of laws and regulations;
•our ability to contract with third party suppliers and manufacturers and their ability to perform adequately;
•our ability to attract and retain qualified employees and key personnel;
•our ability to maintain adequate internal controls over financial reporting;
•our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and
•other risks and uncertainties, including those listed under the caption “Risk Factors” in this prospectus as well as those risk factors that are incorporated by reference in this prospectus.

The forward-looking statements made in this Form 6-K relate only to events as of the date on which the statements are made. We have included important factors in the cautionary statements included in this prospectus and incorporated herein by reference, including under the caption entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. Except as required by law, we do not assume any intent to update any forward-looking statements after the date on which the statement is made, whether as a result of new information, future events or circumstances or otherwise.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.1	The Chief Financial Officer’s Settlement Agreement dated July 29, 2021 with the Company

10.2	The General Counsel and Chief Legal Officer’s Settlement Agreement dated September 29, 2021 with the Company

10.3	The President, Chief Business Officer and Co-founder’s Part-Time Agreement with the Company

99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021 and 2020

99.2	Management’s Discussion and Analysis for the three months and nine months ended September 30, 2021 and 2020

99.3	Press release dated November 09, 2021

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: November 09, 2021	By:	/s/ George Goldsmith
George Goldsmith
Chief Executive Officer

COMPASS PATHWAYS PLC
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except share and per share amounts)
(expressed in U.S. Dollars, unless otherwise stated)

	September 30,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$293,959	$190,327
Restricted cash	104	29
Prepaid expenses and other current assets	18,733	12,048
Total current assets	312,796	202,404
Investment	521	529
Property and equipment, net	355	245
Deferred tax assets	852	221
Other assets	219	57
Total assets	$314,743	$203,456
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,742	$2,747
Accrued expenses and other liabilities	6,581	4,148
Total current liabilities	9,323	6,895
Total liabilities	9,323	6,895

Commitments and contingencies (Note 13)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.008 par value; 41,731,180 and 35,930,331 shares authorized, issued and outstanding at September 30, 2021 and December 31, 2020, respectively	431	367
Deferred shares, £21,921.504 par value; one share authorized, issued and outstanding at September 30, 2021 and December 31, 2020	28	28
Additional paid-in capital	441,135	279,480
Accumulated other comprehensive income	7,817	14,585
Accumulated deficit	(143,991)	(97,899)
Total shareholders’ equity	305,420	196,561
Total liabilities and shareholders' equity	$314,743	$203,456
The accompanying notes are an integral part of these condensed consolidated financial statements.

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
(in thousands, except share and per share amounts)
(expressed in U.S. Dollars, unless otherwise stated)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
OPERATING EXPENSES:
Research and development	$12,197	$6,875	$30,434	$18,822
General and administrative	9,571	6,607	24,464	21,052
Total operating expenses	21,768	13,482	54,898	39,874
LOSS FROM OPERATIONS:	(21,768)	(13,482)	(54,898)	(39,874)
OTHER INCOME (EXPENSE), NET:
Other income, net	—	109	2	302
Foreign exchange gains (losses)	3,364	(4,331)	2,171	(3,252)
Fair value change of convertible notes	—	—	—	(1,031)
Fair value change of convertible notes - due to a related party	—	—	—	(723)
Benefit from R&D tax credit	2,618	1,092	6,733	3,175
Total other income (expense), net	5,982	(3,130)	8,906	(1,529)
Loss before income taxes	(15,786)	(16,612)	(45,992)	(41,403)
Income tax expense	(63)	(82)	(100)	(125)
Net loss	(15,849)	(16,694)	(46,092)	(41,528)
Other comprehensive (loss) income:
Foreign exchange translation adjustment, net of tax	(8,401)	4,806	(6,768)	3,773
Comprehensive loss	$(24,250)	$(11,888)	$(52,860)	$(37,755)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.38)	$(1.30)	$(1.17)	$(3.90)
Weighted average ordinary shares outstanding—basic and diluted	41,708,220	12,834,889	39,378,824	10,638,738
The accompanying notes are an integral part of these condensed consolidated financial statements.

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Convertible Preferred Shares and Shareholders’ Equity (Deficit)
(unaudited)
(in thousands, except share and per share amounts)
(expressed in U.S. Dollars, unless otherwise stated)

	CONVERTIBLE		A CONVERTIBLE		B CONVERTIBLE		ORDINARY SHARES £0.008		DEFERRED SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY (DEFICIT)
	PREFERRED SHARES		PREFERRED SHARES		PREFERRED SHARES		PAR VALUE		£21,921.504 PAR VALUE
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT	AMOUNT	AMOUNT	AMOUNT
Balance at December 31, 2020	—	$—	—	$—	—	$—	35,930,331	$367	1	$28	$279,480	$14,585	$(97,899)	$196,561
Exercise of share options	—	—	—	—	—	—	581,328	6	—	—	992	—	—	998
Issuance of shares due to options exercised in previous year	—	—	—	—	—	—	232,227	3	—	—	(3)	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,666	—	—	1,666
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	1,988	—	1,988
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(12,715)	(12,715)
Balance at March 31, 2021	—	$—	—	$—	—	$—	36,743,886	$376	1	$28	$282,135	$16,573	$(110,614)	$188,498
Issuance of ordinary shares, net of issuance costs	—	—	—	—	—	—	4,600,000	51	—	—	154,743	—	—	154,794
Exercise of share options	—	—	—	—	—	—	351,449	4	—	—	43	—	—	47
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,904	—	—	1,904
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(355)	—	(355)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(17,528)	(17,528)
Balance at June 30, 2021	—	$—	—	$—	—	$—	41,695,335	$431	1	$28	$438,825	$16,218	$(128,142)	$327,360
Exercise of share options	—	—	—	—	—	—	23,238	—	—	—	23	—	—	23
Vesting of restricted stock units	—	—	—	—	—	—	12,607	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	2,287	—	—	2,287
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(8,401)	—	(8,401)

Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(15,849)	(15,849)
Balance at September 30, 2021	—	$—	—	$—	—	$—	41,731,180	$431	1	$28	$441,135	$7,817	$(143,991)	$305,420

Balance at December 31, 2019	2,650,980	$3,761	7,131,525	$35,147	—	—	10,752,429	$111	—	—	$7,162	$(98)	$(37,565)	$(30,390)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,704	—	—	1,704
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(348)	—	(348)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(8,585)	(8,585)
Balance at March 31, 2020	2,650,980	$3,761	7,131,525	$35,147	—	$—	10,752,429	$111	—	$—	$8,866	$(446)	$(46,150)	$(37,619)
Issuance of B convertible preferred shares, net of issuance costs	—	—	—	—	4,487,533	55,975	—	—	—	—	—	—	—	—
Conversion of notes into B convertible preferred shares	—	—	—	—	1,723,263	21,614	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	9,698	—	—	9,698
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(685)	—	(685)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(16,249)	(16,249)
Balance at June 30, 2020	2,650,980	$3,761	7,131,525	$35,147	6,210,796	$77,589	10,752,429	$111	—	$—	$18,564	$(1,131)	$(62,399)	$(44,855)
Issuance of B convertible preferred shares, net of issuance costs	—	—	—	—	425,871	5,341	—	—	—	—	—	—	—	—
Exercise of share options	—	—	—	—	—	—	197,702	2	—	—	(2)	—	—	—
Forfeiture of ordinary shares	—	—	—	—	—	—	(63,972)	(1)	—	—	1	—	—	—
Effect of corporate reorganization including conversion of convertible preferred shares to ordinary shares	(2,650,980)	(3,761)	(7,131,525)	(35,147)	(6,636,667)	(82,930)	16,419,172	167	1	28	121,643	—	—	121,838
Issuance of ordinary shares in initial public offering, net of issuance costs of $4,838	—	—	—	—	—	—	8,625,000	88	—	—	132,677	—	—	132,765
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	5,215	—	—	5,215
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	4,806	—	4,806
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(16,694)	(16,694)
Balance at September 30, 2020	—	$—	—	$—	—	$—	35,930,331	$367	1	$28	$278,098	$3,675	$(79,093)	$203,075
The accompanying notes are an integral part of these condensed consolidated financial statements.

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands)
(expressed in U.S. Dollars, unless otherwise stated)

	Nine Months Ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(46,092)	$(41,528)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	123	84
Non-cash gain on foreign currency remeasurement	31	—
Change in fair value of convertible notes	—	1,754
Non-cash share-based compensation	5,857	16,617
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(6,798)	(3,685)
Deferred tax assets	(631)	—
Other assets	(168)	(59)
Accounts payable	36	1,338
Accrued expenses and other liabilities	2,266	853
Net cash used in operating activities	(45,376)	(24,626)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(241)	(104)
Purchase of investments	—	(492)
Net cash used in investing activities	(241)	(596)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	1,047	—
Proceeds of issuance of preferred shares, net of issuance costs	—	61,316
Proceeds of issuance of ordinary shares, net of issuance costs	154,794	132,823
Net cash provided by financing activities	155,841	194,139
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,517)	2,633
Net increase in cash, cash equivalents and restricted cash	103,707	171,550
Cash, cash equivalents and restricted cash, beginning of the period	190,356	24,984
Cash, cash equivalents and restricted cash, end of the period	$294,063	$196,534

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Proceeds from exercise of options which were not received and recorded in other current assets	$21	$—
Deferred issuance costs included in accrued expenses	$234	$—
Conversion of convertible notes into convertible preferred shares	$—	$21,614

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Nine Months Ended September 30,
	2021	2020
Cash and cash equivalents	$293,959	$196,505
Restricted cash	104	29
Total cash, cash equivalents and restricted cash	$294,063	$196,534

The accompanying notes are an integral part of these condensed consolidated financial statements.

COMPASS PATHWAYS PLC
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Nature of Business
COMPASS Pathways plc, or the Company, is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. The Company is developing psilocybin therapy through late-stage clinical trials in Europe and North America for patients with treatment-resistant depression.
The Company is a public limited company incorporated in England and Wales and was originally incorporated under the name COMPASS Rx Limited before being renamed COMPASS Pathways plc as part of our corporate reorganization as more particularly described below. Prior to and in contemplation of the consummation of the Company's initial public offering, or IPO, of American Depositary Shares, or ADSs, the Company undertook a corporate reorganization. The corporate reorganization took place in several steps, all of which have been completed. The Company refers to the following steps, which are discussed in more detail below, as the “corporate reorganization”.
• Prior to the corporate reorganization, the holding company of the COMPASS group was COMPASS Pathfinder Holdings Limited.
• Pursuant to the terms of a share for share exchange completed on August 7, 2020, all of the shareholders of COMPASS Pathfinder Holdings Limited, which, until the corporate reorganization was the holding company of the COMPASS group, exchanged each of the shares held by them for 1,161 of the same class, with the same shareholder rights, of newly issued shares of COMPASS Rx Limited and, as a result, COMPASS Pathfinder Holdings Limited became a wholly owned subsidiary of COMPASS Rx Limited. This share exchange had the effect of a 1:1,161 share split. No shareholder rights or preferences changed as a result of the share for share exchange. COMPASS Pathfinder Holdings Limited is a private limited liability company incorporated under the laws of England and Wales and its primary offices are in London, United Kingdom (“UK”). COMPASS Pathfinder Holdings Limited has one wholly-owned subsidiary, COMPASS Pathfinder Limited, whose primary office is in London, United Kingdom. COMPASS Pathfinder Limited has one wholly-owned subsidiary, COMPASS Pathways Inc. whose primary office is located in New York, United States of America.
• Pursuant to Part 17 of the Companies Act 2006, on August 19, 2020, COMPASS Rx Limited reduced its share capital by way of a reduction of the nominal value of each share in the capital of COMPASS Rx Limited from £1.00 to £0.001 in order to satisfy the net asset test requirement in section 92 of the Companies Act 2006 for the re-registration of COMPASS Rx Limited as a public limited company and to create distributable reserves in order to support future distribution activities by the Company (although we note that none is currently planned).
• COMPASS Rx Limited was re-registered as a public limited company and renamed COMPASS Pathways plc, effective on August 21, 2020. COMPASS Pathways plc is a holding company with nominal activity.
• Immediately prior to the completion of the Company’s IPO on September 22, 2020, the different classes of issued share capital of COMPASS Pathways plc were reorganized on a one-for-0.1136 basis into a single class of 27,305,331 ordinary shares by way of a reverse share split, which was retroactively restated in our condensed consolidated financial statements. As part of this reverse share split, the nominal value of COMPASS Pathways plc’s ordinary shares changed from £0.001 per share to £0.008 per share and a single, non-voting deferred share with a nominal value of £21,921.504 in the capital of the Company was created and transferred to the Company.

• On September 22, 2020, the Company completed the IPO. In the IPO, the Company sold an aggregate of 8,625,000 ADSs representing the same number of ordinary shares, including 1,125,000 ADSs pursuant to the underwriters’ over-allotment right option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately $132.8 million, after deducting underwriting discounts and commissions and other offering expenses.
COMPASS Pathways plc is a continuation of COMPASS Pathfinder Holdings Limited and its subsidiaries, and the corporate reorganization has been accounted for as a combination of entities under common control. The corporate reorganization associated with the IPO has been given retrospective effect in these historical unaudited condensed consolidated financial statements and such financial statements represent the financial statements of COMPASS Pathways plc. In connection with the corporate reorganization, outstanding restricted share awards and option grants of COMPASS Pathfinder Holdings Limited were exchanged for share awards and option grants of COMPASS Pathways plc with identical restrictions.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Therapeutic candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s therapeutic development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from sales.
The Company has funded its operations primarily with proceeds from the sale of its convertible preferred shares, the issuance of convertible notes, and more recently through the sale of American Depository Shares in connection with the September 2020 IPO and its $154.8 million May 2021 follow-on offering, including the underwriters’ exercise of their over-allotment option. On October 8, 2021, the Company entered into a Sales Agreement with Cowen and Company, LLC (“Cowen”), under which the Company may issue and sell from time to time up to $150,000,000 of its ADSs, each representing one ordinary share, through Cowen as the sales agent. Sales of our ADSs, if any, will be made at market prices. The Company has incurred recurring losses since its inception, including net losses of $46.1million and $41.5 million for the nine months ended September 30, 2021 and 2020, respectively. In addition, as of September 30, 2021, the Company had an accumulated deficit of $144.0 million. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.
The Company believes the cash and cash equivalents on hand as of September 30, 2021 of $294.0 million will be sufficient to fund its operating expenses and capital expenditure requirements through to 2024.
The Company continues to assess its business plans and the impact which the ongoing COVID-19 pandemic may have on its ability to advance the development and manufacturing of COMP360 as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom it relies, or to raise further financing to support the development of its investigational COMP360 psilocybin therapy. No assurances can be given that this analysis will enable the Company to avoid any future impact from the ongoing COVID-19 pandemic or the emergency of new variants, including downturns in business sentiment generally or in its sector in particular. The Company cannot currently predict the scope and severity of any future potential business shutdowns or disruptions, but if the Company or any of the third parties on whom it relies or with whom the Company conducts business were to experience additional shutdowns or other business disruptions, the Company’s ability to conduct its business in the manner and on the timelines presently planned could be materially and adversely impacted.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.
The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of and for the year ended December 31, 2020, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2021, and the results of its operations and comprehensive loss for the three months and nine months ended September 30, 2021 and 2020, and its cash flows for the nine months ended September 30, 2021 and 2020.
The results for the three months and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period. These interim financial statements should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2020, and the notes thereto, which are included elsewhere in the Company’s 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on March 9, 2021.
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares prior to the Company’s IPO, share-based compensation, measurement of the fair value of the Company’s convertible notes and the research and development tax credit. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. The Company does not currently have any cash equivalents.
Restricted Cash
Restricted cash as of September 30, 2021 and December 31, 2020 represents a collateral deposit for employee credit cards.
Investment
The investment does not have readily determinable fair value and it is carried at cost, less impairment, adjusted for subsequent changes to estimated fair value up to the original cost, in circumstances where the Company does not have the ability to exercise significant influence or control over the operating and financial policies of the investee.
Fair Value of Financial Instruments
Certain liabilities of the Company were carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•Level 1—Quoted prices in active markets for identical assets or liabilities.
•Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
•Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.
The Company's convertible notes issued prior to IPO were classified within Level 3 of the fair value hierarchy because their fair values were estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. Two primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considered the value impact of conversion at the stated discount to the issue price if the Company raised over £25.0 million in an equity financing before the first anniversary of the issuance date, the Qualified Financing, or otherwise converted in a Non-Qualified Financing, while the second scenario assumed the convertible notes were held to maturity. As of the issuance date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible note was equal to the principal investment amount. The implied yield of previously issued convertible notes was carried forward and used as the primary discount rate for subsequent valuation dates. The Company estimated the fair value of the convertible notes based on a future value on projected conversion dates which have been i) discounted back to the valuation date at an appropriate discount rate and ii) probability weighted to arrive at an indication of value for the convertible notes.
On April 17, 2020, the Company closed a Series B funding round to secure an additional $80.0 million of funding, including the conversion of the $18.4 million (£15.0 million) convertible loan notes issued in 2019 through the issuance of new B convertible preference shares (See Note 8). At September 30, 2021, the Company did not hold any convertible notes.
Fair Value Option
As permitted under Accounting Standards Codification, or ASC, 825, Financial Instruments, or ASC 825, the Company elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company recorded these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the condensed consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option to the convertible notes because there were no non-contingent beneficial conversion options related to the convertible notes.

Concentration of Credit Risk
Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.
Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
Lab equipment	5 years
Office equipment	3-5 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of useful life or remaining lease term
Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the condensed consolidated statements of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.
Impairment of Long-Lived Assets
The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses or had triggering events related to its underlying assets for the three months and nine months ended September 30, 2021 and 2020.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manages its business as a single operating segment; however, the Company operates in two geographic regions: the UK and the United States. The Company’s fixed assets are primarily located in the UK. The Company’s singular concentration is focused on accelerating patient access to evidence-based innovation in mental health.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, travel, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials and the cost to manufacture clinical trial materials.
Research Contract Costs, Accruals and Prepayments
The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals and prepayments for estimated ongoing research costs and receives updated estimates of costs and amounts owed on a monthly basis from its third-party service providers. When evaluating the adequacy of the accrued liabilities and prepaid assets, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted cost estimates from third-party service providers. Estimates are made in determining the accrued and prepaid balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual and prepayment estimates have not been materially different from the actual costs.
Share-Based Compensation
The Company accounts for all share-based payment awards granted to employees and non-employees as share-based compensation expense at fair value. The Company grants equity awards under its share-based compensation programs, which may include share options and restricted ordinary shares. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. Share-based compensation expense is classified in the accompanying condensed consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes share-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.
There have been no performance conditions attached to the share options granted by the Company to date. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 11 for the Company’s assumptions used in connection with option grants made during the periods covered by these condensed consolidated financial statements. Assumptions used in the option pricing model include the following:
Expected volatility. The Company lacks company-specific historical and implied volatility information for its ordinary shares. Therefore, it estimates its expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.
Expected term. The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.
Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.
Expected dividend. The expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
Fair value of ordinary shares. Given the absence of an active market for the Company’s ordinary shares prior to the IPO, the Company and its board of directors, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a stock-based award. The grant date fair values of restricted ordinary shares and share options were calculated based on the grant date fair value of the underlying ordinary shares. The Company calculated the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the “Practice Aid”. The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using an option-pricing method, or OPM. After the IPO, the fair value of ordinary shares is determined by reference to the closing price of ADSs on the Nasdaq Global Select Market on the date prior to the grant date.
The OPM derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM calculation included the risk-free rate, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.
Foreign Currency Translation
The Company maintains its condensed consolidated financial statements in its functional currency, which is Pound Sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the condensed consolidated statements of operations and comprehensive loss.
For financial reporting purposes, the condensed consolidated financial statements of the Company have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, expenses and other income (expense), net are translated at the average exchange rates for the relevant period and shareholders’ deficit is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive income (loss), a component of shareholders’ equity.
Income Taxes
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the condensed consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the condensed consolidated financial statements and tax basis of assets and liabilities using substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company accounts for uncertainty in income taxes in the condensed consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the condensed consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties. As of September 30, 2021 and December 31, 2020, the Company has not identified any uncertain tax positions.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying condensed consolidated statements of operations and comprehensive loss. As of September 30, 2021 and December 31, 2020 no accrued interest or penalties are included on the related tax liability line in the condensed consolidated balance sheets.
Benefit from Research and Development Tax Credit
As a company that carries out extensive research and development activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises, or SME. Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The Company meets the conditions of the SME regime. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
The Company is subject to corporate taxation in the UK. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development, or R&D, tax credit is recognized in the condensed consolidated statements of operations and comprehensive loss as a component of other income (expense), net, and represents the sum of the research and development tax credit recoverable in the UK.
The UK research and development tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the UK research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK research and development tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.
The Company may not be able to continue to claim research and development tax credits under the SME regime in the future because it may no longer qualify as a small or medium-sized company. Further, changes to the EU State Aid cap to limit the total aid claimable in respect of a given project to €7.5 million may impact the Company's ability to claim R&D tax credits in future.
Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits.
Comprehensive Loss
Comprehensive loss includes net loss as well as other changes in shareholders’ equity (deficit) that result from transactions and economic events other than those with shareholders. For the three months and nine months ended September 30, 2021 and 2020, the component of accumulated other comprehensive income is a foreign currency translation adjustment.
Net Loss per Share
The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares, including unvested ordinary shares, share options, convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.
Recently Adopted Accounting Pronouncements
In December 2019, the Financial Accounting Standard Board, or the FASB, issued Accounting Standard Update, or ASU, 2019-12, “Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740),” or ASU 740, which simplifies the accounting for income taxes. The new guidance removes certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods thereafter; however, early adoption is permitted. The Company adopted this ASU as of January 1, 2021 and it has had no material impact on the condensed consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2016, the Financial Accounting Standards Board, or the FASB, issued Accounting Standard Update, or ASU, No. 2016-02, (Topic 842) Leases, or ASU 2016-02. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, ASU 2016-02 is effective for the Company for the year ended December 31, 2021, and all interim periods thereafter. Early adoption is permitted. In June 2020, the FASB issued 2020-05 which extended the adoption of ASU 2016-02 to the year ended December 31, 2022 and all interim periods thereafter. While early adoption is permitted, the Company intends to adopt for the year ended December 31, 2021, following the loss of Emerging Growth Company status effective January 01, 2022. In July 2018, the FASB issued ASU 2018-11 Leases – Targeted Improvements, or ASU 2018-11, intended to ease the implementation of the new lease standard for financial statement preparers by, among other things, allowing for an additional transition method. In lieu of presenting transition requirements to comparative periods, as previously required, an entity may now elect to show a cumulative effect adjustment on the date of adoption without the requirement to recast prior period financial statements or disclosures presented in accordance with ASU 2016-02.
The Company is continuing to evaluate developments within the new lease guidance and is finalizing its evaluation of its existing population of contracts to ensure all contracts that meet the definition of a lease contract under the new standard are identified. The Company is currently evaluating the impact of adopting this guidance on the Company’s condensed consolidated financial statements and expects that its operating lease commitments will be subject to the new standard and recognized as right-of-use assets and operating lease liabilities upon adoption of this standard, which will increase the total assets and total liabilities that it reports relative to such amounts presented prior to adoption.

3. Fair Value Measurements
There are no financial instruments measured at fair value on a recurring basis as of September 30, 2021 and December 31, 2020.
Management believes that the carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.
The Company elected the fair value option to account for its convertible notes issued during 2019 (See Note 8). The fair value of the convertible notes was determined based on significant inputs not observable in the market, which represents a level 3 measurement within the fair value hierarchy.
The Company recorded a loss of $1.8 million for changes in the fair value of the convertible notes in the condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2020. No change in fair value of convertible notes was recognized during the three months ended September 30, 2020.
The following table provides a roll forward of the aggregate fair value of the Company’s convertible notes, for which fair value was determined using level 3 inputs (in thousands):

Convertible notes
Balance as of December 31, 2019	$21,089
Change in fair value	1,754
Settlement of convertible notes	(21,614)
Exchange difference	(1,229)
Balance as of September 30, 2020	$—
4. Investment
On March 6, 2020, the Company made a strategic investment of $0.5 million to acquire an 8% (on a fully diluted basis) shareholding in Delix Therapeutics, Inc., a drug discovery and development company researching novel small molecules for use in CNS indications. The Company’s investment in Delix Therapeutics, Inc. does not provide it with significant influence over the investee. The investment does not have a readily determinable fair value and therefore will be measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This investment will be measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect or require remeasurement. An impairment loss is recognized in the condensed consolidated statements of operations and comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. As of September 30, 2021, no impairment loss was recognized.

5. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	September 30,	December 31,
	2021	2020
UK R&D tax credit	$6,664	$4,610
Prepaid insurance premium	4,469	3,154
Prepaid research and development	4,920	2,317
VAT recoverable	1,394	1,171
Deferred offering costs	228	—
Other current assets	1,058	796
	$18,733	$12,048
6. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	September 30,	December 31,
	2021	2020
Lab equipment	$304	$130
Office equipment	313	260
Furniture and fixtures	37	37
Leasehold improvements	6	6
	660	433
Less: accumulated depreciation	(305)	(188)
	$355	$245
Depreciation and amortization expense were less than $0.1 million and $0.1 million for the three months and nine months ended September 30, 2021, respectively. Depreciation and amortization expense were less than $0.1 million and $0.1 million for the three months and nine months ended September 30, 2020, respectively.
7. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following (in thousands):

	September 30,	December 31,
	2021	2020
Accrued research and development expense	$2,233	$720
Accrued professional expenses	768	701
Accrued compensation and benefit costs	2,026	1,687
Payroll tax payable	530	384
Income taxes payable	581	243
Other liabilities	443	413
	$6,581	$4,148
8. Convertible Notes
On August 28, 2019, the Company entered into convertible note agreements for a total additional principal amount of $18.4 million (£15.0 million). The convertible notes issued in 2019 are collectively referred to as the “2019 Convertible Notes”. The 2019 Convertible Notes bore interest at 3% per annum and were payable concurrently with repayment of the principal amount. No repayment of principal or interest was due until maturity, which occurred 12 months after issuance of the 2019 Convertible Notes. Under the agreement, the 2019 Convertible Notes automatically convert (i) upon the completion of a Qualified Financing (as defined in the 2019 Convertible Notes); or (ii) if the noteholder majority approves a Non-Qualified Financing (as defined in the 2019 Convertible Notes) which constitutes a conversion event, which is triggered at a 15% discount of the per share price of the securities sold in either a Qualified Financing or Non-Qualified Financing (each as defined in the 2019 Convertible Notes).
On April 17, 2020, upon the Series B convertible preferred share financing, which constituted a Qualified Financing under the terms of the 2019 Convertible Notes, the outstanding principal of the convertible notes of $18.4 million (£15.0 million) automatically converted into 1,723,263 Series B convertible preferred shares, and there was no outstanding balance of 2019 Convertible Notes as of September 30, 2021 and December 31, 2020.
The Company elected the fair value option to account for the 2019 Convertible Notes. The Company recorded the 2019 Convertible Notes at fair value and subsequently remeasured them to fair value at each reporting date. Changes in fair value were recognized as a component of other income (expense), net in the condensed consolidated statements of operations and comprehensive loss. The Company recognized losses in the condensed consolidated statements of operations and comprehensive loss of $1.8 million as a change in fair value of the convertible notes during the nine months ended September 30, 2020. No change in fair value of convertible notes was recognized during the three months ended September 30, 2020 as no convertible notes were outstanding during the three months ended September 30, 2020.
9. Convertible Preferred Shares
Prior to the IPO, the Company had issued convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares.
In August 2017, the Company entered into a subscription and shareholders agreement, or the 2017 Agreements, pursuant to which the Company issued an aggregate of 2,650,980 convertible preferred shares for total proceeds of approximately $3.9 million and incurred issuance costs of $0.1 million, recorded as a reduction to convertible preferred shares.
The 2017 Agreements were amended and restated in September 2018, as so amended, the Amended 2018 Agreements. Pursuant to the Amended 2018 Agreements, the Company issued 7,131,525 Series A convertible preferred shares for an aggregate purchase price of $35.4 million and incurred issuance costs of $0.3 million, recorded as a reduction to convertible preferred shares.
On April 17, 2020, the Company closed a Series B funding round to secure an additional $80.0 million of funding, including the conversion of the 2019 Convertible Notes (see Note 8), through the issuance of Series B convertible preferred shares. The Company received $56.3 million in cash proceeds upon the issuance of 4,487,533 Series B convertible preferred shares in April 2020 and an additional $5.3 million upon the issuance of a further 425,871 Series B convertible preferred shares in August 2020 and incurred issuance costs of $0.3 million, recorded as a reduction to the convertible preferred shares during the nine months ended September 30, 2020. The 2019 Convertible Notes were converted into 1,723,263 Series B convertible preferred shares. The issuance price of the Series B convertible preferred shares was $1.42 per share.
Convertible preferred shares and Series A convertible preferred shares consisted of the following as of December 31, 2019 (in thousands, except for share amounts):

	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Convertible preferred shares	2,650,980	2,650,980	$3,865	$3,761
Series A convertible preferred shares	7,131,525	7,131,525	35,414	35,147
	9,782,505	9,782,505	$39,279	$38,908
Upon closing of the IPO, the convertible preferred shares and Series A convertible preferred shares as of December 31, 2019, together with the Series B convertible preferred shares issued during the nine months ended September 30, 2020, were converted to 16,419,172 ordinary shares. The holders of the Company’s convertible preferred shares, Series A and Series B convertible preferred shares had certain voting, dividend, and redemption rights, as well as liquidation preferences and conversion privileges. All rights, preferences, and privileges associated with the convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares were terminated at the time of the Company’s IPO in conjunction with the conversion of all outstanding shares of convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares into ordinary shares.
10. Ordinary Shares
In August 2017, the Company issued 10,551,166 ordinary shares for services rendered to the Company at a nominal value of £0.008 per share. In connection with the issuance of convertible preferred shares in August 2017, vesting conditions were placed on the 10,551,166 shares. These shares vested as follows: 25% of the shares held by certain of the founders vested on August 17, 2017; 25% of the shares vested on August 17, 2018; and 50% of shares vested in twenty-four equal monthly installments from August 17, 2018 through August 17, 2020. The fair value of the ordinary shares issued to certain of the founders in excess of the consideration initially paid was recognized as share-based compensation over the vesting period.
In October 2019, the Company issued 102,214 and 99,049 ordinary shares to a non-employee and an employee, with the vesting period of three and four years, respectively. The employee left the Company in July 2020 and 63,972 ordinary shares were forfeited and repurchased by the Company.
On September 22, 2020, the Company closed its IPO of ADSs representing its ordinary shares and issued and sold 8,625,000 ADSs at a public offering price of $17.00 per ADS, resulting in net proceeds of approximately $132.8 million after deducting underwriting fees and offering costs. Upon the closing of the IPO, the convertible preferred shares and Series A convertible preferred shares and Series B convertible preferred shares were converted to 16,419,172 ordinary shares.
On May 4, 2021, the Company sold 4,000,000 ordinary shares in connection with its follow-on offering. On May 19, 2021, the underwriters exercised their option to purchase an additional 600,000 ordinary shares. This capital raise resulted in net proceeds of approximately $154.8 million after deducting underwriting fees and offering costs.
In the nine months ended September 30, 2021, the Company issued in total 1,188,242 ordinary shares to settle share options exercised by employees and non-employees, of which 232,227 ordinary shares related to options exercised in 2020, with subsequent share issuances in 2021. 59,900 options were exercised at nominal value on September 30, 2021 with the associated ordinary shares subsequently issued on October 1, 2021, hence, they are not included in the total of 1,188,242 ordinary shares above.
In the nine months ended September 30, 2021, 56,887 restricted share units vested,of which, 12,607 ordinary shares were issued in settlement of the vested restricted shares units on August 13, 2021. No ordinary shares were issued for the vested restricted share units of 44,280 in May and August 2021.

Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends, if any, as may be declared by the board of directors. Through September 30, 2021, no cash dividends had been declared or paid by the Company.
11. Share-Based Compensation
2017 Equity Incentive Plan
Under the Company’s prior shareholder and subscription agreements, the Company was authorized to issue restricted shares, restricted share units, as well as options, as incentives to its employees, non-employees and members of its board of directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of the 2017 Equity Incentive Plan, or the 2017 Plan. In July 2019, the Company’s board of directors adopted the 2017 Plan. The 2017 Plan provides for the grant of Enterprise Management Incentive, or EMI, options, to its UK employees, for the grant of options to its U.S. employees and non-employees of the Company. The 2017 Plan is administered by the board of directors.
As of September 30, 2021, the Company was authorized under the shareholder agreements to issue a total of 13,601,246 ordinary shares, including shares underlying options granted pursuant to the 2017 Plan. Forfeitures are accounted for as they occur. As of September 30, 2021, there were 445,943 shares available for issuance as incentives to the Company’s employees and directors, which includes shares underlying options that may be granted from time to time subsequent to September 30, 2021 under the terms of the 2017 Plan. 12,607 ordinary shares were issued for 56,887 restricted share units that vested during the nine months ended September 30, 2021.
Options granted under the 2017 Plan typically vest over a three or four-year service period with 33.3% and 25%, respectively, of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining years. Restricted share units granted under the 2017 Plan, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date. The options granted by the Company prior to April 17, 2020 contain provisions that to the extent then outstanding, they will be subject to accelerated vesting upon the occurrence of a Sale, Asset Sale or listing of the Company's ordinary shares on any stock exchange, and any such unvested options accordingly became fully vested upon a Listing (as such term is defined in the 2017 Plan). 1,015,813 options granted to the President and Chief Business Officer of the Company on May 19, 2020 became fully vested on August 17, 2020, resulting in a recognition of $9.4 million in share-based compensation expense, including $2.4 million in research and development expenses and $7.0 million in general and administrative expenses in the three and nine months period ended September 30, 2020 .
The options granted on June 30, 2020 are subject to 25% vesting upon the earlier occurrence of (i) the one year anniversary of the date of grant, or (ii) the date of the listing of the Company's ordinary shares on any stock exchange, followed by straight line vesting for three years for the remaining 75% of the allocation until vested in full.
The restricted share units granted on June 30, 2020 are subject to 25% vesting upon the earlier of (i) the one year anniversary of the date of grant, or (ii) the first day following the six-month anniversary of the listing of the Company's ordinary shares on any stock exchange on which the closing price of the shares is 20% higher than the listing price for at least five consecutive trading days, provided the Company is in a trading window permitted by the Company’s Dealing Code. The remainder vests at 6.25% on the first day of the month that is three months following that in which the initial vesting date occurs, and on the expiry of each subsequent three-month period thereafter for 11 such periods. Options granted under the 2017 Plan generally expire 10 years from the date of grant.
2020 Share Option Plan

In September 2020, the Company’s board of directors adopted, and the Company’s shareholders approved, the 2020 Share Option Plan, or (the “2020 Plan”), which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The 2020 Plan allows the compensation and leadership development committee to make equity-based and cash-based incentive awards to the Company’s officers, employees, directors and other key persons (including consultants). As of September 30, 2021, the Company has not granted any cash-based incentive awards.
The Company initially reserved 2,074,325 of its ordinary shares for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by up to 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our compensation and leadership development committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2020 Plan was 2,074,325 shares as of September 30, 2021, of which 494,809 shares remained available for future grants.
During the nine months ended September 30, 2021 and 2020, the Company granted options to purchase 752,702 and 3,150,360 ordinary shares to employees and non-employees, respectively.
Ordinary Shares
A summary of the changes in the Company’s unvested ordinary shares during the nine months ended September 30, 2021 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2020	13,757	$2.36
Granted	—	—
Vested	(13,757)	2.36
Forfeited	—	—
Unvested and Outstanding as of September 30, 2021	—	$—
The total fair value of vested shares was less than $0.1 million and $1.2 million for the nine months ended September 30, 2021 and 2020, respectively.
Restricted Share Units
A summary of the changes in the Company’s unvested restricted share units during the nine months ended September 30, 2021 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2020	217,482	$10.19
Granted	—	—
Vested	(56,887)	10.19
Forfeited	—	—
Unvested and Outstanding as of September 30, 2021	160,595	$10.19

As of September 30, 2021, there was $1.6 million of unrecognized compensation cost related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.8 years. The exercise price of restricted share units is at a nominal value less than £0.01 per share.
12,607 ordinary shares were issued for 56,887 restricted share units that vested during the nine months ended September 30, 2021.
Share Options
The following table summarizes the Company’s share options activity for the nine months ended September 30, 2021:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2020	4,430,340	$5.61	9.22	$186,426
Granted	752,702	$37.20
Exercised	(1,015,915)	$1.07
Forfeited	(74,631)	$9.11
Outstanding as of September 30, 2021	4,092,496	$12.18	8.79	$81,351
Exercisable as of September 30, 2021	2,294,380	$1.92	8.45	$64,148
Unvested as of September 30, 2021	1,798,116	$24.47	9.23	$17,203
The weighted average exercise price of options granted to UK employees during the nine months ended September 30, 2020 was $4.00 per share. The weighted average exercise price of options granted to United States employees during the nine months ended September 30, 2020 was $4.72 per share.
The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.
The weighted average grant-date fair value of share options granted was $22.71 and $8.25 per share during the nine months ended September 30, 2021 and 2020, respectively.
As of September 30, 2021, there was $27.6 million of unrecognized compensation cost related to unvested share options, which is expected to be recognized over a weighted-average period of 3.2 years.
Share Option Valuation
The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the three months and nine months ended September 30, 2021 and 2020 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Expected term (in years)	6.07 Years	6.08 Years	6.07 Years	5.93 Years
Expected volatility	66.90%	66.90%	67.20%	66.00%
Risk-free interest rate	0.96%	0.39%	0.91%	0.43%
Expected dividend yield	—%	—%	—%	—%
Fair value of underlying ordinary shares	$34.83	$17.00	$37.65	$10.30

Share-based Compensation Expense
Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Research and development	$1,288	$2,231	$3,023	$5,748
General and administrative	999	2,984	2,834	10,869
Total share-based compensation expense	$2,287	$5,215	$5,857	$16,617
12. Net Loss Per Share
Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator
Net loss	$(15,849)	$(16,694)	$(46,092)	$(41,528)
Net loss attributable to ordinary shareholders - basic and diluted	$(15,849)	$(16,694)	$(46,092)	$(41,528)

Denominator
Weighted-average number of ordinary shares used in net loss per share - basic and diluted	41,708,220	12,834,889	39,378,824	10,638,738
Net loss per share - basic and diluted	$(0.38)	$(1.30)	$(1.17)	$(3.90)
The Company’s potentially dilutive securities, which include unvested ordinary shares, unvested restricted share units, convertible preferred shares, Series A convertible preferred shares, Series B convertible preferred shares and options granted, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the three months and nine months ended September 30, 2021 and 2020 because including them would have had an anti-dilutive effect:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Unvested restricted shares	—	22,011	—	22,011
Unvested restricted share units	160,595	257,708	160,595	257,708
Vested restricted share units, for which shares are not in issue	44,280	—	44,280	—
Share options	4,092,496	4,482,507	4,092,496	4,482,507
	4,297,371	4,762,226	4,297,371	4,762,226

13. Commitments and Contingencies
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any material litigation and did not have material contingency reserves established for any liabilities as of September 30, 2021 and December 31, 2020.
Leases
The Company’s corporate headquarters is located in London, United Kingdom, for which, as of September 30, 2021 and 2020, the Company leases a series of office space at 19 Eastbourne Terrace, London, United Kingdom from The Office Group under a non-cancelable lease. The lease related to this facility is classified as an operating lease over a two year term. The Company recognizes rent expense on a straight-line basis over the respective lease period.
On July 9, 2021, the Company entered into a two year non-cancellable lease beginning September 1, 2021 for office space at 33 Broadwick Street, London, United Kingdom which will become the Company’s new corporate headquarters.
The Company leases office space at 180 Varick Street New York, USA from BioInnovations Labs, LLC under a cancelable lease that can be terminated by either party with one-month advanced notice. The lease related to this facility is classified as an operating lease.
On August 3, 2021, the Company entered into a non-cancellable contract which expires in August 2022 to lease a series of office space at 164 Townsend Street, Suite 3, San Francisco, California, USA from Movassate Family Trust. The lease related to this facility is classified as an operating lease.
The following table summarizes the future minimum lease payments due under operating leases as of September 30, 2021 (in thousands):

Year end December, 31	Amount
2021	$751
2022	1,913
2023	1,222
$3,886
The Company recorded rent expense totaling $1.1 million and $0.8 million for the nine months ended September 30, 2021 and 2020, respectively.
Indemnification
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

14. Related Party Transactions
The Company receives accounting and professional services from Tapestry Networks, Inc., or Tapestry, a company affiliated with the Company’s Chief Executive Officer and a director from time to time as needed. The Company recorded accounting and professional fees totaling less than $0.1 million for the nine months ended September 30, 2021 and $0.1 million for the nine months ended September 30, 2020. The Company recorded accounting and professional fees totaling less than $0.1 million for the three months ended September 30, 2021 and 2020. As of September 30, 2021 and 2020, the Company had less than $0.1 million outstanding to Tapestry.
15. Employee Benefit Plans
In the UK, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.2 million and less than $0.1 million in contributions for the nine months ended September 30, 2021 and 2020, respectively.
16. Subsequent Events
On October 1, 2021, the Company launched the Share Incentive Plan (SIP) and Employee Share Purchase Plan (ESPP), through which employees can purchase shares at a discounted price. 340,053 ordinary shares are currently available for future issuance under our Employee Stock Purchase Plan, or ESPP.
On November 3, 2021, we announced that we will be conducting a phase II clinical trial to assess the safety and tolerability of COMP360 psilocybin therapy in post-traumatic stress disorder (PTSD). The study expands COMPASS’s research pipeline in COMP360 psilocybin therapy. It is a multicenter, fixed-dose open label study and will enroll 20 participants; it will begin at The Institute of Psychiatry, Psychology & Neuroscience (IoPPN) at King’s College London.
On November 9, 2021, we announced positive topline results from our Phase IIb clinical trial evaluating COMP360 in conjunction with psychological support for the treatment of treatment-resistant depression. This is the largest, randomised, controlled, double-blind psilocybin therapy clinical trial ever completed. The topline results from the 233-participant trial showed a rapid and sustained response for patients receiving a single dose of COMP360 psilocybin with psychological support. The trial achieved its primary endpoint for the highest dose, with a 25mg dose of COMP360 demonstrating a statistically significant (p<0.001) and clinically relevant reduction in depressive symptom severity after three weeks.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes appearing elsewhere in this Report of Foreign Private Issuer on Form 6-K, or Report, and our audited consolidated financial statements and related footnotes for the years ended December 31, 2020 and 2019 included in Form 20-F filed with the U.S. Securities and Exchange Commission, or the SEC, on March 9, 2021. Some of the information contained in this discussion and analysis or set forth elsewhere in this Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those set forth under the caption “Risk Factors” in Form 20-F, as supplemented by our subsequent filings with the SEC.
We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Unless otherwise indicated, certain U.S. dollar amounts contained in this Report have been translated into pounds sterling at the rate of £1.00 to $1.3456, which was the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021. These translations should not be considered representations that any such amounts have been, could have been or could be converted into pounds sterling at that or any other exchange rate as of that or any other date.
We have made rounding adjustments to some of the figures included in this Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. We have historically conducted our business through COMPASS Pathfinder Holdings Limited, and therefore our historical condensed consolidated financial statements present the consolidated results of operations of COMPASS Pathfinder Holdings Limited. Subsequent to the completion of our corporate reorganization, our condensed consolidated financial statements present the consolidated results of operations of COMPASS Pathways plc.

Overview
We are a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. We are motivated by the need to find better ways to help and empower people suffering with mental health challenges who are not helped by existing therapies, and are pioneering the development of a new model of psilocybin therapy, in which psilocybin is administered in conjunction with psychological support. Our initial focus is on treatment-resistant depression, or TRD, a subset of major depressive disorder, or MDD, comprising patients who are inadequately served by the current treatment paradigm. Early signals from academic studies, using formulations of psilocybin not developed by us, have shown that psilocybin therapy may have the potential to improve outcomes for patients suffering with TRD, with rapid reductions in depression symptoms and effects lasting up to six months, after administration of a single high dose. We have developed a proprietary, high-purity polymorphic crystalline formulation of psilocybin, COMP360. In 2019, we completed a Phase I clinical trial administering COMP360, along with psychological support, to 89 healthy volunteers, the largest randomized, controlled trial with psilocybin therapy to date. In this trial, we observed that COMP360 was generally well-tolerated and supported continued progression of Phase IIb studies. On November 9, 2021, we announced positive topline results from our Phase IIb clinical trial evaluating COMP360 in conjunction with psychological support for the treatment of treatment-resistant depression. This is the largest, randomised, controlled, double-blind psilocybin therapy clinical trial ever completed. The topline results from the 233-participant trial showed a rapid and sustained response for patients receiving a single dose of COMP360 psilocybin with psychological support. The trial achieved its primary endpoint for the highest dose, with a 25mg dose of COMP360 demonstrating a statistically significant (p<0.001) and clinically relevant reduction in depressive symptom severity after three weeks. We believe that a single dose of our COMP360 monotherapy with psychological support from specially trained therapists could offer a new approach to depression care.
On November 3, 2021, we announced that we will be conducting a phase II clinical trial to assess the safety and tolerability of COMP360 psilocybin therapy in post-traumatic stress disorder (PTSD). The study expands COMPASS’s research pipeline in COMP360 psilocybin therapy. It is a multicenter, fixed-dose open label study and will enroll 20 participants; it will begin at The Institute of Psychiatry, Psychology & Neuroscience (IoPPN) at King’s College London.
Since our formation, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any therapeutic candidates approved for sale and have not generated any revenue. We have funded our operations to date primarily with proceeds from the sale of convertible preferred shares, convertible loan notes, our initial public offering, or the IPO, and our follow-on offering of American Depositary Shares, or ADSs, representing our ordinary shares in September 2020 and May 2021. Through December 31, 2020, we had received net cash proceeds of $116.4 million from sales of our convertible preferred shares and convertible loan notes and $132.8 million from sales of ADSs through our IPO, after deducting underwriting discounts and commissions and other offering expenses. In May 2021, we conducted an underwritten public offering and received net cash proceeds of approximately $154.8 million, which include the underwriters’ exercise of their over allotment option, after deducting underwriting discounts and commissions and other offering expenses, (the “Follow-On Offering”). In October 2021, we entered into a Sales Agreement with Cowen and Company, LLC (“Cowen”), under which the Company may issue and sell from time to time up to $150,000,000 of its ADSs at market prices, through Cowen as the sales agent. We have not sold any ADSs under this at-the-market offering arrangement with Cowen.
We have incurred significant operating losses since our inception. We incurred total net losses of $46.1 million and $41.5 million, respectively, for the nine months ended September 30, 2021 and 2020, respectively. As of September 30, 2021, we had an accumulated deficit of $144.0 million. Our historical losses resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials, regulatory compliance, market access, commercialization and business development activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. Our operating losses stem primarily from development of our investigational COMP360 psilocybin therapy for TRD, and we expect they will continue to increase as we increase our headcount and further develop our investigational COMP360 psilocybin therapy candidate through clinical trials for TRD and studies for PTSD, potentially including expanding into additional indications, and initiate preclinical and clinical development of additional programs for different therapeutic candidates. Furthermore, since the completion of our IPO, we have incurred additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from sales of therapeutic candidates, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that our current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.
As of September 30, 2021, we had cash and cash equivalents of $294.0 million. We believe that our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditure requirements into 2024. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources—Funding Requirements” below.
Covid-19
The ongoing impacts and spread of the coronavirus disease, or COVID-19, and variants thereof which we refer to as the COVID-19 pandemic, and the policies and regulations implemented by governments in response to the pandemic have continued to have a significant impact, both directly and indirectly, on our business and operations, including in particular the interruption of our clinical trial activities and potential interruption to our supply chain. For example, the COVID-19 pandemic delayed enrollment in and completion of our Phase IIb clinical trial of COMP360 psilocybin therapy. There can be no assurance that, despite the approval and administration of vaccines, we will not experience additional enrollment delays in trials or studies as the virus, including strains or variants thereof, continues to spread globally. The development of our investigational COMP360 psilocybin therapy could continue to be disrupted and materially adversely affected in the future by the COVID-19 pandemic or other epidemics or outbreaks of an infectious disease. If the disruptions due to the COVID-19 pandemic continue, our planned future clinical development for our investigational COMP360 psilocybin therapy could also be delayed due to government orders and site policies on account of the pandemic, and some patients may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if restrictions impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our therapeutic candidate. Furthermore, the COVID-19 pandemic could further affect our employees or the employees of research sites and service providers, including therapists employed by trial sites involved in our clinical trial of COMP360 psilocybin therapy, on whom we rely as well as those of companies with which we do business, including our suppliers, contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, thereby disrupting our business operations. Restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business could materially impact the ability of employees to access preclinical and clinical sites, manufacturing sites and offices. We have implemented and continue to maintain flexible work-at-home policies and may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, increase the potential risks of data privacy or security breaches, or disrupt, delay, or otherwise adversely impact our business.
We continue to assess our business plans and the impact the COVID-19 pandemic may have on our ability to advance the development and manufacturing of COMP360 as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our investigational COMP360 psilocybin therapy. No assurances can be given that this analysis will enable us to avoid further impacts from the COVID-19 pandemic, including downturns in business sentiment generally or in our sector in particular. We cannot currently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

Components of Our Results of Operations
Revenue
To date, we have not generated any revenue and do not expect to generate any revenue from the sale of therapeutic candidates in the foreseeable future. If our development efforts for our investigational COMP360 psilocybin therapy are successful and result in regulatory approval of COMP360, we may generate revenue in the future.
Operating Expenses
Research and Development Expenses
Research and development expenses consist primarily of:
•development costs, including expenses incurred under agreements with CROs and CMOs, investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services, as well as manufacturing scale-up expenses and the cost of acquiring and manufacturing materials for preclinical studies and clinical trials and laboratory and trial site supplies and equipment;
•personnel expenses, including salaries, related benefits and travel expense for employees engaged in research and development functions;
•non-cash share-based compensation expenses resulting from equity awards granted to employees engaged in research and development functions; and
•other expenses, including costs related to establishing Centers of Excellence to serve as research facilities and innovation labs, compliance with regulatory requirements, costs of outside consultants, including their fees and related travel expenses, allocated facility-related expenses such as direct depreciation costs, allocated expenses for rent and maintenance of facilities and other operating costs.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our condensed consolidated financial statements as a prepaid expense or accrued research and development expenses.
Research and development activities are central to our business model. Product or therapeutic candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite the clinical development for our investigational COMP360 psilocybin therapy for TRD; (ii) fund research for our investigational COMP360 psilocybin therapy in other neuropsychiatric indications, including PTSD; (iii) seek to develop digital technologies to complement and augment our therapies, and seek to access other novel drug candidates for development in neuropsychiatric and related indications; (iv) improve the efficiency and scalability of our third-party manufacturing processes and supply chain; and (v) build our third-party or in-house process development, analytical and related capabilities, increase personnel costs and prepare for regulatory filings related to our potential or future therapeutic candidates.
The successful development and commercialization of our investigational COMP360 psilocybin therapy is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:
•successful enrollment in and completion of clinical trials and preclinical studies;
•sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;
•receiving regulatory approvals or clearance for conducting our planned clinical trials or future clinical trials;
•receiving positive data from our clinical trials that support an acceptable risk-benefit profile of COMP360 psilocybin therapy and any future therapeutic candidates in the intended populations;
•receipt and maintenance of regulatory and marketing approvals from applicable regulatory authorities;
•establishing and scaling up, through third-party manufacturers, manufacturing capabilities of clinical supply for our clinical trials and commercial manufacturing, if any therapeutic candidates are approved;
•entry into collaborations to further the development of our investigational COMP360 psilocybin therapy and our future therapeutic candidates;
•obtaining and maintaining patent and trade secret protection or regulatory exclusivity for COMP360 and any future therapeutic candidates;

•successfully launching commercial sales of our investigational COMP360 psilocybin therapy and any future therapeutic candidates, if approved;
•acceptance of our current and future therapeutic candidates’ benefits and uses, if approved, by patients, the medical community and third-party payors; and
•maintaining a continued acceptable safety profile of our investigational COMP360 psilocybin therapy and our future therapeutic candidates following approval.
A change in the outcome of any of these variables with respect to the development of our investigational COMP360 psilocybin therapy in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of our investigational COMP360 psilocybin therapy. For example, if the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, the Medicines and Healthcare products Regulatory Agency, or MHRA, or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time on the completion of clinical development of that therapeutic candidate.
General and Administrative Expenses
General and administrative expenses consist primarily of:
•personnel expenses, including salaries and related benefits, travel and other expenses incurred by personnel in executive, finance and administrative functions;
•non-cash share-based compensation expenses resulting from the equity awards granted to employees engaged in executive, finance and administrative functions;
•legal and professional fees, including consulting, accounting and audit services; and
•facilities and other expenses, including depreciation costs, allocated expenses for rent, maintenance of facilities, director and officer insurance and other operating costs.
We anticipate that our general and administrative expenses will continue to increase in the future as we increase our headcount to support our continued research activities and development of our investigational COMP360 psilocybin therapy.
We also anticipate we will continue to incur increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs, as well as investor and public relations expenses associated with being a public company. For example, although we are currently an “emerging growth company,” as of June 30, 2021, the market value of our common stock that was held by non-affiliates exceeded $700.0 million, and, as a result, we will no longer qualify for such status on December 31, 2021 and will continue to incur additional costs associated with operating as a public company, including as a result of becoming a large accelerated filer in addition to further costs which we expect to incur as the result of the loss of Foreign Private Issuer status and resulting transition to a domestic filer effective January 1, 2022. Additionally, if and when we believe a regulatory approval of a therapeutic candidate appears likely, we anticipate an increase in payroll and other expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our therapeutic candidate.
Other Income (Expense), Net
Other Income
Other income relates to interest earned on cash balances.
Fair Value Change of Convertible Notes
Fair value change of convertible notes related to the convertible notes in issue during the nine months ended September 30, 2020, which were converted to Series B convertible preferred shares in April 2020.
Benefit from Research and Development Tax Credit
Benefit from research and development, or R&D, tax credit, consists of the R&D tax credit received in the UK, which is recorded within other income (expense), net. As a company that carries out extensive research and development activities, we seek to benefit from the Small and Medium Enterprise, or SME, Program. Qualifying expenditures largely comprise employment costs for research staff, consumables, a proportion of relevant, permitted sub-contract costs and certain internal overhead costs incurred as part of research projects for which we do not receive income.
Based on criteria established by Her Majesty’s Revenue and Customs, or HMRC, a portion of expenditures being carried in relation to our pipeline research and development, clinical trial management and third-party manufacturing development activities were eligible for the SME regime for the nine months ended September 30, 2021 and 2020. We expect such elements of expenditure will also continue to be eligible for the SME regime for future accounting periods.
The UK R&D tax credit is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the UK research and development tax credit as a benefit which is included in our net loss before income tax and, accordingly, not reflected as part of the income tax provision. If, in the future, any UK R&D tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.
Foreign exchange gains (losses)
Foreign exchange gains (losses) consists of foreign exchange impacts arising from foreign currency transactions.
Income Tax Expense
We are subject to corporate taxation in the United States and the UK. Due to the nature of our business, we have generated losses since inception and have therefore not paid UK corporation tax. Our income tax (expense) benefit represents only income taxes in the United States.
Unsurrendered UK losses may be carried forward indefinitely and may be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits. After accounting for tax credits receivable, we had accumulated trading losses for carry forward in the UK of $53.0 million and $17.7 million as of December 31, 2020 and 2019, respectively, which is offset by a full valuation allowance.
Results of Operations
Comparison of the Three Months Ended September 30, 2021 and 2020
The following table summarizes our results of operations for the three months ended September 30, 2021 and 2020 (in thousands):

	Three Months Ended September 30,
	2021	2020	Change
Operating expenses:
Research and development	$12,197	$6,875	$5,322
General and administrative	9,571	6,607	2,964
Total operating expenses	21,768	13,482	8,286
Loss from operations	(21,768)	(13,482)	(8,286)
Other income (expense), net:
Other income, net	—	109	(109)
Foreign exchange gains (losses)	3,364	(4,331)	7,695
Benefit from R&D tax credit	2,618	1,092	1,526
Total other income (expense), net	5,982	(3,130)	9,112
Loss before income taxes	(15,786)	(16,612)	826
Income tax expense	(63)	(82)	19
Net loss	$(15,849)	$(16,694)	$845

Research and Development Expenses
The table below summarizes our research and development expenses for the three months ended September 30, 2021 and 2020 (in thousands):

	Three Months Ended September 30,
	2021	2020	Change
Development costs	$6,470	$2,929	$3,541
Personnel expenses	3,054	1,423	1,631
Non-cash share-based compensation expense	1,288	2,231	(943)
Other expenses	1,385	292	1,093
Total research and development expenses	$12,197	$6,875	$5,322
Research and development expenses increased by $5.3 million from $6.9 million for the three months ended September 30, 2020 to $12.2 million for the three months ended September 30, 2021. The increase in research and development expenses was primarily attributable to the following:
•an increase of $3.5 million in development costs, which primarily related to an increase of $3.3 million in CRO and clinical trial expenses, and an increase of $0.2 million in investigator grants costs supporting our investigational COMP360 psilocybin therapy development

•an increase of $1.6 million in personnel expenses, as a result of hiring additional personnel in our research and development department to support the expansion of our digital activities, as well as the requirements of increased clinical activities;
•a decrease of $0.9 million in non-cash share-based compensation primarily related to certain options which were accelerated in vesting upon the IPO in accordance with the option terms and resulted in the recognition of $3.5 million in share-based compensation expense, $1.4 million of which was allocated to research and development expenses based on the time spent in supporting research and development activities during the three months ended September 30, 2020, for which there was no similar expense recognized during the three months ended September 30, 2021. This was offset by a $0.5 million increase in non-cash share-based compensation which resulted from further share option grants made to employees in the three months ended September 30, 2021; and
•an increase of $1.1 million in other expenses, which was primarily related to increases in consulting, training, drug development and regulatory compliance expenses.
We expect research and development costs to continue to increase materially in the near future, consistent with our plan to advance our investigational COMP360 psilocybin therapy through clinical development.
General and Administrative Expenses
The following table summarizes our general and administrative expenses for the three months ended September 30, 2021 and 2020 (in thousands):

	Three Months Ended September 30,
	2021	2020	Change
Personnel expenses	$3,991	$1,499	$2,492
Non-cash share-based compensation expense	999	2,984	(1,985)
Legal and professional fees	2,224	1,545	679
Facilities and other expenses	2,357	579	1,778
Total general and administrative expenses	$9,571	$6,607	$2,964
General and administrative expenses increased by $3.0 million from $6.6 million for the three months ended September 30, 2020, to $9.6 million for the three months ended September 30, 2021. The increase in general and administrative expenses was primarily attributable to the following:
•an increase of $2.5 million in personnel expenses, primarily due to an increase in headcount related to the hiring of additional personnel in general, administrative and commercial functions to support our growth initiatives, including our continued transition to being a public company, in addition to costs related to the severance amount associated with the recently announced departure of our prior General Counsel and Chief Legal Officer;
•a decrease of $2.0 million in non-cash share-based compensation primarily related to certain options which were accelerated in vesting upon the IPO in accordance with the option terms and resulted in the recognition of $3.5 million in share-based compensation expense, $2.1 million of which was allocated to general and administrative expenses based on the time spent supporting general and administrative activities during the three months ended September 30, 2020, for which there was no similar expense recognized during the three months ended September 30, 2021. This was offset by a $0.1 million increase in non-cash share-based compensation from further share option grants made to employees in the three months ended September 30, 2021;
•an increase of $0.7 million in legal and professional fees, primarily related to the expenses incurred during the three months ended September 30, 2021 associated with operating as a public company and other corporate activities as we continue to grow our business compared to legal costs and other indirect fees in the prior period associated with our Initial Public Offering; and
•an increase of $1.8 million mainly in relation to higher insurance expenses, in addition to facilities and other expenses, including rent and depreciation.
We expect these general and administrative expenses to increase consistent with our plans to increase our headcount as a result of our initial public offering and ongoing requirements as a public company, in addition to ongoing research and development growth initiatives.
Total Other Income (Expense), Net
•Benefit from Research and Development Tax Credit
During the three months ended September 30, 2021 and 2020, we recognized an R&D tax credit from the UK as a benefit within other income (expense), net for $2.6 million and $1.1 million, respectively. The 2021 credit increased from 2020, in line with increased research and development activity.
•Foreign exchange gains (losses)
Foreign exchange gains (losses) changed from a loss of $4.3 million for the three months ended September 30, 2020, to a gain of $3.4 million for the three months ended September 30, 2021, primarily related to gains arising from the translation of cash balances generated from the IPO proceeds and the Follow-On Offering proceeds that were maintained in U.S. dollars, which was different from the legal entity’s functional currency (Pound Sterling) giving rise to foreign currency transaction gains.
•Other income
Other income was less than $0.1 million and $0.1 million for the three months ended September 30, 2021 and 2020, respectively. The decrease was primarily due to a decrease in interest income in 2021 as a result of lower interest rates on cash deposits.

Comparison of the Nine Months Ended September 30, 2021 and 2020
The following table summarizes our results of operations for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended September 30,
	2021	2020	Change
Operating expenses:
Research and development	$30,434	$18,822	$11,612
General and administrative	24,464	21,052	3,412
Total operating expenses	54,898	39,874	15,024
Loss from operations	(54,898)	(39,874)	(15,024)
Other income (expense), net:
Other income, net	2	302	(300)
Foreign exchange gains (losses)	2,171	(3,252)	5,423
Fair value change of convertible notes	—	(1,754)	1,754
Benefit from R&D tax credit	6,733	3,175	3,558
Total other income (expense), net	8,906	(1,529)	10,435
Loss before income taxes	(45,992)	(41,403)	(4,589)
Income tax expense	(100)	(125)	25
Net loss	$(46,092)	$(41,528)	$(4,564)
Research and Development Expenses
The table below summarizes our research and development expenses for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended September 30,
	2021	2020	Change
Development costs	$17,726	$8,963	$8,763
Personnel expenses	7,174	3,311	3,863
Non-cash share-based compensation expense	3,023	5,748	(2,725)
Other expenses	2,511	800	1,711
Total research and development expenses	$30,434	$18,822	$11,612
Research and development costs increased by $11.6 million from $18.8 million for the nine months ended September 30, 2020 to $30.4 million for the nine months ended September 30, 2021. The increase in research and development expenses was primarily attributable to the following:
•an increase of $8.8 million in development costs, which primarily related to an increase of $7.3 million in clinical trial expenses and an increase of $1.5 million in investigator grant costs supporting our investigational COMP360 psilocybin therapy development;
•an increase of $3.9 million in personnel expenses, as a result of hiring additional personnel in our research and development department to support the expansion of our digital activities, as well as the requirements of increased clinical activities;

•a decrease of $2.7 million in non-cash share-based compensation primarily related to 1,015,813 options that were granted in May 2020 to one employee, which became fully vested on August 17, 2020, resulting in the recognition of $9.4 million in share-based compensation expense in the nine months ended September 30, 2020, $2.4 million of which was allocated to research and development expenses based on an estimate of time spent indirectly supporting research and development activities. In addition, the vesting of certain other options accelerated upon completion of the IPO in accordance with the option grant terms, resulting in the recognition of $3.5 million in share-based compensation expense, $1.4 million of which was allocated to research and development expenses based on the time spent supporting research and development activities during the nine months ended September 30, 2020. There was no similar expenses recognized during the nine months ended September 30, 2021. This was offset by a $1.1 million increase in non-cash share-based compensation from option grants made to employees in the nine months ended September 30, 2021; and
•an increase of $1.7 million in other expenses, which was primarily related to increases in consulting, drug development, training and regulatory compliance expenses.
General and Administrative Expenses
The following table summarizes our general and administrative expenses for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended September 30,
	2021	2020	Change
Personnel expenses	$9,520	$3,769	$5,751
Non-cash share-based compensation expense	2,834	10,869	(8,035)
Legal and professional fees	5,493	4,691	802
Facilities and other expenses	6,617	1,723	4,894
Total general and administrative expenses	$24,464	$21,052	$3,412
General and administrative expenses increased by $3.4 million from $21.1 million for the nine months ended September 30, 2020, to $24.5 million for the nine months ended September 30, 2021. The increase in general and administrative expenses was primarily attributable to the following:
•an increase of $5.8 million in personnel expenses, primarily due to an increase in headcount related to the hiring of additional personnel in general, administrative and commercial functions to support our growth initiatives, including our continued transition to being a public company, in addition to costs related to the severance amount associated with the recently announced departure of our prior General Counsel and Chief Legal Officer;
•a decrease of $8.0 million in non-cash share-based compensation primarily related to 1,015,813 options that were granted in May 2020 to one employee, which fully vested during the nine months ended September 30, 2020, resulting in the recognition of $7.0 million in share-based compensation expense which was allocated to general and administrative expenses based on an estimate of time spent indirectly supporting general and administrative activities. In addition, the vesting of certain other options accelerated upon the IPO in accordance with the option grant terms, resulting in the recognition of $3.5 million in share-based compensation expense, $2.1 million of which was allocated to general and administrative expenses based on the time spent supporting general and administrative activities. The increase in non-cash share-based compensation also resulted from other share option grants made to recruit and retain staff to support the requirements of increased general, administrative and commercial activities. There was no similar accelerated expense recognized during the nine months ended September 30, 2021. This was offset by a $1.1 million increase in non-cash share-based compensation which resulted from option grants made to employees in the nine months ended September 30, 2021;
•an increase of $0.8 million in legal and professional fees, primarily related to expenses associated with the Follow-On Offering, operating as a public company and other corporate activities as we continue to grow our business compared to legal costs and other indirect fees in the prior period associated with the Series B financing and our Initial Public Offering; and
•an increase of $4.9 million mainly in relation to higher insurance expenses, in addition to facilities and other expenses, including rent and depreciation.
We expect general and administrative expenses to increase consistent with our plans to increase our headcount as a result of our initial public offering and ongoing requirements as a public company.
Total Other Income (Expense), Net
•Fair Value Change of Convertible Notes
Fair value change of convertible notes relates to the convertible notes issued during the nine months ended September 30, 2019, which were converted to Series B convertible preferred shares in April 2020.
•Benefit from Research and Development Tax Credit
During the nine months ended September 30, 2021 and 2020, we recognized an R&D tax credit from the UK as a benefit within other income (expense), net of $6.7 million and $3.2 million, respectively. The 2021 credit increased from 2020, in line with increased research and development activity.
•Foreign exchange gains (losses)
Foreign exchange gains (losses) increased by $5.5 million from a loss of $3.3 million for the nine months ended September 30, 2020, to a gain of $2.2 million for the nine months ended September 30, 2021, primarily related to gains arising from the translation of cash balances generated from the IPO proceeds and the Follow-On Offering proceeds that were maintained in U.S. dollars, which was different from the legal entity’s functional currency (Pound Sterling) giving rise to foreign currency gains.
•Other income
Other income was less than $0.1 million and $0.3 million for the nine months ended September 30, 2021 and 2020 respectively. The decrease in other income primarily related to the decrease in interest income as a result of lower interest rates on cash deposits.

Liquidity and Capital Resources
We are a clinical-stage mental health care company and we have not yet generated any revenue to date. We have incurred significant operating losses since our formation. We have not yet commercialized any therapeutic candidates and we do not expect to generate revenue from sales of any therapeutic candidates for the foreseeable future, if at all. We have funded our operations to date primarily with proceeds from the sale of convertible preferred shares, convertible loan notes and ADSs in our IPO and our Follow-On Offering. Through September 30, 2021, we had received net cash proceeds of $116.4 million from sales of our convertible preferred shares and convertible loan notes, $132.8 million net proceeds from sales of ADSs through our IPO after deducting underwriting discounts and commissions and other offering expenses, and $154.8 million in net proceeds from our Follow-On Offering, which includes the underwriters’ exercise of their over-allotment option after deducting underwriting discounts and commissions and other offering expenses.
Cash Flows
The following table summarizes our cash flows for each of the periods (in thousands):

	Nine Months Ended September 30,
	2021	2020
Net cash used in operating activities	$(45,376)	$(24,626)
Net cash used in investing activities	(241)	(596)
Net cash provided by financing activities	155,841	194,139
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,517)	2,633
Net increase in cash, cash equivalents and restricted cash	$103,707	$171,550
Net Cash Used in Operating Activities
During the nine months ended September 30, 2021, net cash used in operating activities was $45.4 million, primarily resulting from our net loss of $46.1 million offset by non-cash share-based compensation expense of $5.9 million and depreciation and amortization of $0.1 million. The net loss was also adjusted by $5.3 million related to changes in components of working capital, including a $6.8 million increase in prepaid expenses and other current assets which primarily related to the R&D tax credit receivable and prepaid research and development expense, a $0.6 million increase in deferred tax assets, a $0.2 million increase in other assets which primarily related to the security deposit for our new London office lease, offset by a $2.3 million increase in accounts payable primarily related to an increase in clinical trial costs and legal and professional fees, primarily related to expenses associated with operating as a public company and other corporate activities as we continue to grow our business.
During the nine months ended September 30, 2020, net cash used in operating activities was $24.6 million, primarily resulting from our net loss of $41.5 million, offset by non-cash share-based compensation expense of $16.6 million, depreciation and amortization of $0.1 million and a loss due to the change in fair value of our convertible notes of $1.8 million. The net loss was also adjusted by $1.6 million related to changes in components of working capital, including a $3.7 million increase in prepaid expenses and other current assets which primarily related to the R&D tax credit receivable and prepaid insurance, offset by a $2.2 million increase in accounts payable and accrued expenses which related to increased research and development expenses, incurred in our preclinical and clinical trials and increased general and administrative spending resulting from increased professional and legal expenses we incurred in conjunction with our preparation for becoming a public company, in addition to an increase of $0.1million in other assets.

Net Cash Used in Investing Activities
During the nine months ended September 30, 2021, net cash used in investing activities was $0.2 million, primarily driven by our purchases of property and equipment, which largely consisted of lab and office equipment.
During the nine months ended September 30, 2020, net cash used in investing activities was $0.6 million, comprising the $0.5 million investment to acquire 8% (on a fully diluted basis) shareholding in Delix Therapeutics, Inc., a drug discovery and development company researching novel small molecules for use in central nervous system indications, and $0.1 million in purchases of property and equipment.
Net Cash Provided by Financing Activities
During the nine months ended September 30, 2021, net cash provided by financing activities was $155.8 million, primarily related to the net proceeds from the Follow-On Offering of $154.8 million and exercise of options of $1.0 million, respectively.
During the nine months ended September 30, 2020, net cash provided by financing activities was $194.1 million, primarily related to $61.3 million net cash proceeds from our sale and issuance of Series B convertible preferred shares and $132.8 million net cash proceeds from our sale and issuance of ADSs upon the IPO.
Funding Requirements
We expect our expenses to continue to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical trials of COMP360. In addition, we expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Our expenses will also increase as we:
•continue the clinical development of our investigational COMP360 psilocybin therapy in active clinical trial sites across Europe and North America including costs associated with conducting a phase 3 trial;
•establish and expand the network of public healthcare institutions and private clinics that administer our investigational COMP360 psilocybin therapy;
•continue the training of qualified therapists, psychiatrists and other healthcare professionals to deliver our investigational COMP360 psilocybin therapy;
•establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any therapeutic candidates, therapy sessions, or digital support, for which we may obtain regulatory approval, including COMP360;
•advance our commercialization strategy in Europe and North America, including using digital technologies and solutions to enhance our therapeutic offering;
•continue the research and development program for our other preclinical stage therapeutic candidates and discovery-stage programs;
•discover and/or develop additional therapeutic candidates;

•seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials;
•pursue necessary scheduling-related decisions to enable us to commercialize any therapeutic candidates containing controlled substances for which we may obtain regulatory approval, including COMP360;
•explore external business development opportunities through acquisitions, partnerships, licensing deals to enhance our pipeline and add additional therapeutic candidates to our portfolio;
•obtain, maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent or other intellectual property infringement claims;
•add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization efforts;
•experience any delays or encounter any issues with respect to any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges, including delays and other impacts as a result of the COVID-19 pandemic;
•expand our operations in the United States, Europe and potential other geographies; and
•incur additional legal, accounting and other expenses associated with operating as a public company listed in the United States.
In addition, the Sarbanes-Oxley Act, as well as rules adopted by the Securities and Exchange Commission, or SEC, requires public companies to implement specified corporate governance practices. Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2021. To achieve compliance with Section 404 within the prescribed period, we have been engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. These costs will increase due to the loss of Emerging Growth Company status with the need for an integrated audit opinion. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
We believe our existing cash of $294.0 million at September 30, 2021 will be sufficient for us to fund our operating expenses and capital expenditure requirements into 2024. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and commercialization.

Because of the numerous risks and uncertainties associated with research, development and commercialization of therapeutic candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:
•the progress, timing and completion of preclinical testing and clinical trials for COMP360 for the treatment of TRD, and for indications outside of TRD or any future therapeutic candidates outside of TRD, including PTSD;
•the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA, the EMA, the MHRA and comparable foreign regulatory authorities, including the potential for such authorities to require that we perform more nonclinical studies or clinical trials than those that we currently expect or change their requirements on studies that had previously been agreed to;
•the outcome and timing of any scheduling-related decisions by the United States Drug Enforcement Agency, or DEA, individual states, and comparable foreign authorities;
•the number of potential new therapeutic candidates we identify and decide to develop, either internally through our research and development efforts or externally through acquisitions, licensing or other collaboration agreements;
•the costs involved with establishing Centers of Excellence to serve as research facilities and innovation labs, in line with our ambition to create a new mental health care model;
•the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our investigational COMP360 psilocybin therapy and future therapeutic candidates;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringements raised by third parties;
•the time and costs involved in obtaining regulatory approval for COMP360 or future therapeutic candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to COMP360 or any of our future therapeutic candidates;
•selling and marketing activities undertaken in connection with the potential commercialization of our investigational COMP360 psilocybin therapy or any future therapeutic candidates, if approved, and costs involved in the creation of an effective sales and marketing organization;
•the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our investigational COMP360 psilocybin therapy and future therapeutic candidates, if approved; and
•the costs of operating as a public company.
Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish future revenue streams, research programs or therapeutic candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or therapeutic candidates that we would otherwise prefer to develop and market ourselves.
Contractual Obligations and Commitments
On August 3, 2021, the Company entered into a lease agreement for office space located in San Francisco, California, United States, which expires in August 2022. In accordance with the lease agreement, the Company is required to maintain a security deposit of less than $0.1 million, which was recorded in other assets as of September 30, 2021.
On July 9, 2021 the Company entered into a lease agreement for residency space located in London, United Kingdom, which expires in August 2023. In accordance with the lease agreement, the Company is required to maintain a security deposit of $0.2 million, which was recorded in prepaid expenses and other current assets as of September 30, 2021.
The following table summarizes our contractual obligations as of September 30, 2021 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

As of September 30, 2021	Total	Less than 1 Year	1 to 2 Years	3 to 5 Years	More than 5 years
Operating lease commitments	$3,886	$751	$3,135	$—	$—
Total	$3,886	$751	$3,135	$—	$—
As further discussed in Note 2 to our condensed consolidated financial statements appearing elsewhere in this Report, we have not yet adopted ASU No. 2016-02 (Topic 842) Leases, and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, the obligations listed above relate to expenses associated with future periods that are not currently reflected in our condensed consolidated balance sheets.
We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials, clinical and commercial supply manufacturing, support for pre-commercial activities, research and development activities and other services and therapeutic candidates for our operations. Our agreements generally provide for termination within 30 days’ notice. Such agreements are cancelable contracts and not included in the table of contractual obligations and commitments.

Critical Accounting Policies and Significant Judgments and Estimates
Our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. During the nine months ended September 30, 2021, there were no material changes to our critical accounting policies. Our critical accounting policies are described in the notes to the condensed consolidated financial statements included in Item 1, “Condensed Consolidated Unaudited Financial Statements,” appearing elsewhere in this Report.

Emerging Growth Company Status
On April 5, 2012, the JOBS Act was enacted. The JOBS Act provides that, among other things, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of our IPO or such earlier time that we are no longer an emerging growth company. Although we are currently an “emerging growth company,” as of June 30, 2021, the market value of our common stock that was held by non-affiliates exceeded $700.0 million, and, as a result, we will no longer qualify for such status on December 31, 2021.
We have relied, and will continue to rely until December 31, 2021, on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s 127 attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), or (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).
After December 31, 2021, as a large accelerated filer, we will be subject to certain disclosure requirements that are applicable to other public companies that have not been applicable to us as an emerging growth company. These requirements include: (i) compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting; (ii) compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; (iii) full disclosure obligations regarding executive compensation; and (iv) compliance with the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, we will no longer be able to take advantage of transition periods for complying with new or revised accounting standards that are available to emerging growth companies.

Off-Balance Sheet Arrangements
As of September 30, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our unaudited condensed consolidated financial statements appearing elsewhere in this Report.

Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.
Interest Rate Risk
As of September 30, 2021, we held cash and cash equivalents of $294.0 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying United States and UK bank interest rates. Our surplus cash has been invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.
Foreign Currency Exchange Risk
We currently maintain the condensed consolidated financial statements of COMPASS Pathways plc in pounds sterling, but for financial reporting purposes our condensed consolidated financial statements have been presented in U.S. dollars, the reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the condensed consolidated statements of comprehensive loss. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, expenses are translated at the average exchange rates for the relevant period and shareholders’ equity (deficit) is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity (deficit). For the nine months ended September 30, 2021, $6.8 million of unrealised loss on foreign currency translation was included in other comprehensive loss compared to an unrealised gain of $3.8 million for the nine months ended September 30, 2020.

We do not currently engage in synthetic currency hedging activities in order to reduce our currency exposure, but we maintain a spread of deposits in U.S. dollars, pounds sterling and euros to broadly reflect our expected expenditures in those currencies over time, to provide a natural hedge against the impact of foreign exchange rate movements, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.